SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex F of CVM Resolution No. 80, dated March 29, 2022, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Company: Centrais Elétricas Brasileiras S.A (“Eletrobras”); Related Party: Special Purpose Company (“SPE”) SPE Rouar S/A
Issuer Relationships	Eletrobras is a shareholder in SPE Rouar S/A, holding a relevant stake in its capital stock (50%).
Date of the transaction	Instrument signed on August 26, 2022
Object of the Agreement

Formalization of the provision of guarantee by the Company, through the pledge of its shares held in the SPE, in order to enable the execution of long-term financing by the related party with a financial institution.

Main Terms and Conditions

The guarantee to be provided by Eletrobras, through the pledge of shares, is equivalent to the amount corresponding to its equity interest in the SPE (50%) weighted by the amount of the contracted debt, comprising a total guarantee of up to US$ 20 million.

The contractual instrument and the respective guarantee provided will be valid for the duration of the financing agreement, that is, contractually up to 14 years after its signature, until its total cancellation.

It should be noted that Eletrobras will not provide corporate/fidejussory guarantees within the scope of this operation.

It is observed that, due to the characteristic of the transaction portrayed (provision of guarantee through pledge of shares), there is no direct financial flow to be established between the related parties described in this press release.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Detailed reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

The conditions of the proposed long-term financing, in this case, specifically, the request for the provision of guarantee through the pledge of shares, come from a competitive consultation/quotation process carried out by SPE Rouar.

In addition, the provision of the guarantee on screen makes it possible to release the financial resources, which, in view of the refinancing of the SPE's liabilities to be carried out with such resources, improves the effective cost of its debt, which, therefore, brings perspective positive for the SPE, as well as for the Company as a shareholder in the venture

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.

The request for the provision of guarantee by Eletrobras (pledge of shares) comes from a financial institution (unrelated party) that won the selection process carried out by the related party (SPE) to obtain the funds, being the result, therefore, of the competitive process itself.

Furthermore, Eletrobras' decision to effectively provide the guarantee emanates from the decision-making process in its Governance instances, and therefore does not have the participation of the aforementioned related party.

The Eletrobras Board of Directors approved this transaction on July 28, 2022.

Rio de Janeiro, August 30, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.